P, E, 2/19/02

02016024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of February 19, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

HYDRO

Press release

Contact	Thomas Knutzen	Idar Eikrem	Norsk Hydro ASA
Telephone	(+47) 22 53 91 15	(+47) 22 53 32 73	Bygdøy allé 2
Cellular	(+47) 90 61 23 59	(+47) 95 02 83 63	N-0240 Oslo
E-mail	thomas.knutzen@ hydro.com	idar.eikrem@ hydro.com	Norway Phone: (+47) 22 53 81 00 Fax: (+47) 22 53 27 25 www.hydro.com

Oslo, 18 February 2002:

Pro forma information for Hydro and VAW

As previously announced, Hydro has entered into an agreement to purchase all the outstanding shares of VAW aluminium AG. The consideration, calculated as of 1 January, 2002, for all outstanding shares amounts to EUR 1,888 million (NOK 15 billion). In addition interest bearing debt of EUR 757 million (NOK 6 billion) and pension commitments of approximately EUR 450 million (NOK 3.6 billion) is assumed. The acquisition is being financed by Hydro's cash holdings and credit facilities.

The acquisition is subject to approval by the European Union competition authorities as well as the appropriate agencies of the US government. Hydro anticipates that such approvals will be forthcoming and the final terms of the acquisition, and payment for the VAW shares, can be completed in the first quarter of 2002. VAW will be included in Hydro's accounts from completion of the acquisition.

In addition to the regulatory approvals, Alcan, the Canadian aluminium company, has asserted that it has a pre-emptive right, triggered by a change of control of VAW, for VAW's 50% interest in the Alu-Norf rolling mill located in Germany. Alcan has initiated legal proceedings against VAW in Germany. VAW disputes that such a pre-emptive right exists, and Hydro supports this position.

VAW has operations in more than 20 countries. The major part of these activities are located in the EU in addition to important operations located in North America and the Pacific region. In 2001, VAW had a turnover of approximately NOK 31 billion (EUR 3.8 billion), and about 17,000 employees.

VAW is comprised of four business areas including Primary Materials, Rolled Products, Automotive Products and Flexible Packaging. Flexible Packaging is considered outside of Hydro's core business and will be sold. This business had a turnover of NOK 5.1 billion in 2001 (EUR 637 million) and roughly 5,350 employees.

VAW's is particularly strong in the area of rolled and cast products, complementing Hydro's substantial market position in extruded products and profiles. In the area of primary aluminium production, VAW and Hydro complement each other geographically, and their combined capacity provides a good balance for the downstream operations.
VAW's activities will be integrated with Hydro's light metals business area constituting a new Hydro Aluminium business and is expected to be fully operational by July 2002.

The combined aluminium activities of Hydro and VAW are expected to generate revenue and cost synergies that will enhance the competitive position of the overall business. The synergy effects, together with other efficiency initiatives, are expected to generate annual cost savings of approximately NOK 1.6 billion by 2004 compared with Hydro's and VAW's combined cost levels in 2001. Manning reductions related to these measures are expected to be approximately 1,100 globally, of which 300 are expected to be in Norway.

Pro forma Information

The following unaudited pro forma information has been prepared assuming VAW was acquired as of the beginning of 2001.

	31. December 2001				
Amounts in NOK million	Hydro	VAW	Pro Forma adjustments	Consolidated Pro Forma	Consolidated Pro Forma
	NOK	NOK	NOK	NOK	EUR
Cash and cash equivalents	27 148	191	-13 632	13 707	1 721
Other liquid assets	2 421	96		2 517	316
Receivables	34 960	6 947		41 907	5 260
Inventories	15 794	4 939	701	21 434	2 690
Total current assets	80 323	12 173	-12 931	79 565	9 987
Property, plant and equipment	95 277	11 153	10 357	116 787	14 659
Other assets	22 322	4 047	-294	26 075	3 273
Total non-current assets	117 599	15 200	10 063	142 862	17 932
Total assets	197 922	27 373	-2 868	222 427	27 919
Current liabilities	42 993	7 058	2 403	52 454	6 584
Long-term liabilities	79 085	10 181	4 536	93 802	11 774
Minority shareholders' equity	1 051	327		1 378	173
Shareholders' equity	74 793	9 807		74 793	9 388
Total liabilities and shareholders' equity	197 922	27 373	-2 868	222 427	27 919
	Year 2001				
Amounts in million	NOK	NOK	NOK	NOK	EUR
Operating revenues	152 835	30 697	-2 965	180 567	22 435
Operating income	21 083	2 406	-757	27 732	2 824
Earnings before interest expense and tax (EBIT)	25 074	2 753	-1 726	26 101	3 243
EBITDA	37 757	4 097	-968	40 628	5 048
Net income	7 892	1 473	-1 140	8 225	1 022
Earnings per share in NOK	30.5			31.8	4.0
Average number of outstanding shares	258 434 202			258 434 202	

This pro forma information has been prepared for comparative purposes only and does not purport to be indicative of what would have occurred had the transaction occurred on the date described above. The pro forma information is based on Hydro's preliminary results for 2001 and preliminary results for VAW for 2001, presented in accordance with US GAAP. Some accounting principles differ from Hydro's normal application. For example, VAW uses the LIFO (last-in-first-out) method for inventory valuation. In general, uncertainty related to pro forma information is higher than for historic accounts.

Assets acquired and liabilities assumed in the VAW acquisition will be accounted for at fair value (acquisition method). Pro forma information is based on preliminary estimates for fair value of assets and liabilities in VAW. Purchase price allocation may be changed after takeover of the business. The preliminary allocation of purchase price does not indicate major intangible assets. The preliminary allocation does not indicate goodwill in the transaction.

Pro forma adjustments are made for fair value adjustments for assets and liabilities, depreciation and amortization of these adjustments, finance cost of the acquisition price, and deferred tax related to the above mentioned adjustments. Significant sales and receivables between the companies are eliminated.

Condensed financial statements for VAW for 2001 and 2000:

	2001	2000
Amounts in million EUR		
Total sales	3 814	3 480
EBITDA	477	370
Depreciation and amortization	135	109
EBIT	342	261
Total assets	3 436	2 915
Total debt	2 205	1 802
Shareholder's equity	1 231	1 113

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2000 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

Dated: February 19, 2002

/s/ Idar Eikrem
Idar Eikrem
Senior Vice President
Corporate Accounting and Consolidation

WAS1 #920825 v2